EXHIBIT 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table shows the ratio of earnings to combined fixed charges for us and our consolidated subsidiaries for the dates indicated.

(Dollars in Thousands)
	Year Ended December 31,
	2012		2011		2010		2009		2008
Earnings
Income (loss) from continuing operations before income taxes	$128,457		$88,270		$22,212		$11,578		$(322,182)
Fixed charges	27,381		26,866		29,401		30,947		45,357
Amortization of capitalized interest	276		270		268		256		224
Capitalized interest	(294)		(163)		-		(916)		(1,661)
Total earnings	$155,820		$115,243		$51,881		$41,865		$(278,262)

Fixed Charges
Floor plan interest expense	$12,816		$10,364		$10,155		$10,581		$19,838
Other interest expense (1)	9,621		12,878		14,523		13,845		17,539
Capitalized interest costs	294		163		-		916		1,661
Interest component of rent expense	4,650		3,461		4,723		5,605		6,319
Total fixed charges	$27,381		$26,866		$29,401		$30,947		$45,357

Ratio of earnings to fixed charges	5.7	x	4.3	x	1.8	x	1.4	x	(323,619	)(2)

(1)	Other interest expense includes amortization of debt issuance costs
(2)	Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.

For purposes of these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges, and “fixed charges” consist of interest expense on indebtedness and the interest component of rental expense, and amortization of debt discount and issuance expenses.

We did not have any preferred stock outstanding for the periods presented above, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to combined fixed charges presented above.